UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed by SMX (Security Matters) Public Limited Company (the “Company”), on August 3, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with institutional investors (the “Investors”) to issue and sell to each of the Investors a promissory note (the “Note”), for aggregate gross proceeds to the Company of up to $11.0 million, subject to conditions (the “Purchase Price”), before deducting fees to the Company’s Placement Agent and other expenses payable by the Company in connection with the offering (the “Offering”).

On September 10, 2025, the Company entered into a First Amendment to Securities Purchase Agreement, dated as of September 9, 2025 (the “Amendment”), which amended the Purchase Agreement and the Notes as follows:

●	The Purchase Price was increased by $1.0 million, to up to $12.0 million in the aggregate;
●	The third closing under the Purchase Agreement, as amended, was decreased from $2.5 million to $2.0 million, which third closing was on September 11, 2025;
●	The fourth closing under the Purchase Agreement, as amended, was decreased from $2.5 million to $1.0 million, and is expected to take place upon the filing by the Company with the U.S. Securities and Exchange Commission of a registration statement covering the resale of the Company’s Ordinary Shares issuable upon conversion of the Notes issued in the third, fourth and fifth closings (the “Registration Statement”); and
●	A new fifth closing of $3.0 million under the Purchase Agreement, as amended, was included, which is expected to take place no later than the SEC declaring the Registration Statement effective.

The Company committed to register for resale the Ordinary Shares that may be issued upon conversion of the Note with respect to the third closing, the fourth closing and the fifth closing, within ten business days of the third closing. As described in the Purchase Agreement and the Note, each Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal and interest if any (including any costs, fees and charges) into the Company’s Ordinary Shares, at a conversion price equal to the greater of $0.332 and 85% of the lowest daily volume weighted average price of the Ordinary Shares during the seven trading days immediately prior to the date of conversion. Any such conversion is subject to limitations so each Investor beneficially owns less than 4.99% of the Ordinary Shares; however, the Investors have the right to waive this limitation and the Company expects that the Investors will waive such limitations with respect to the Note issued at the Third Closing, Fourth Closing and Fifth Closing, which if waived would cause the Company to issue a substantial number of shares in a short period of time that can be resold on the open market and that would have the effect of materially diluting the Company’s existing shareholders. Additionally, each Investor is limited from selling the Ordinary Shares issued upon conversion of the Note in an amount equal to 20% of the Company’s trading volume during the same trading day, which may be waived from time to time.

All other terms and conditions with respect to the Purchase Agreement, the Note and the Offering remain unchanged.

RBW Capital Partners LLC (a division of Dawson James Securities, Inc.) acted as placement agent for the Offering. Aegis Capital Corp. (“Aegis”) acted as exclusive advisor with respect to the Offering. As compensation for such placement agent services, the Company has agreed to pay RBW, collectively with Aegis for its fees, an aggregate cash fee equal to 8.0% of the gross proceeds received by the Company, plus up to $90,000 for its fees and expenses.

As of the date of this Report on Form 6-K, $6,655,000 of the Note has been converted into 5,088,984 Ordinary Shares, representing all of the principal and accrued interest under the August RBW Notes issued at the first closing and the second closing of the Offering.

The foregoing is a brief description of the Amendment, and is qualified in its entirety by reference to the full text of such documents, which is attached hereto as Exhibit 99.1 and is incorporated by reference into this Report on Form 6-K.

Exhibit Number	Description
99.1	First Amendment to Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 12, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer